Cameco Corporation
Management’s Discussion and Analysis (MD&A)
For the period ended March 31, 2009
The following discussion of the financial condition and operating results of Cameco Corporation has been prepared as of April 30, 2009 and updates the annual MD&A included in our 2008 annual financial review and should be read in conjunction with the unaudited consolidated financial statements and notes for the period ended March 31, 2009, as well as the audited consolidated financial statements for the company for the year ended December 31, 2008 and MD&A of the audited financial statements, both of which are included in the 2008 annual financial review. No update is provided where an item is not material or where there has been no material change from the discussion in our annual MD&A. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The 2008 annual financial review is available on the company’s website at cameco.com and on sedar.com.
Statements contained in this MD&A, which are not historical facts or a description of present circumstances, are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. For more detail on these factors, see the section titled “Caution Regarding Forward-Looking Information” in this MD&A, the section titled “Risks and Risk Management” in the MD&A contained in the company’s 2008 annual financial review, and the section titled “Risk Factors” in the company’s 2008 annual information form.

Note: All dollar amounts are expressed in Canadian dollars unless otherwise stated.

	Three months ended
	March 31		Change
Financial Highlights	2009	2008	%
Revenue ($ millions)	615	593	4
Earnings from operations ($ millions)	77	163	(53)
Cash provided by operations ($ millions)[1]	177	146	21
Net earnings ($ millions)	82	133	(38)
Adjusted net earnings ($ millions) [2]	89	148	(40)
Earnings per share (EPS) — basic ($)	0.22	0.39	(44)
EPS — diluted ($)	0.22	0.37	(41)
EPS — adjusted and diluted ($)[2]	0.24	0.43	(44)
Average uranium (U3O8) spot price ($US/lb U3O8)	44.67	73.50	(39)
Average realized uranium price
• $US/lb U3O8	36.71	40.85	(10)
• $Cdn/lb U3O8	46.72	44.68	5
Average realized electricity price per megawatt hour ($/MWh)	52	56	(7)
Average Ontario electricity spot price ($/MWh)	43	50	(14)
FINANCIAL RESULTS
Consolidated Earnings
First Quarter
For the three months ended March 31, 2009, our adjusted net earnings2 were $89 million ($0.24 per share adjusted and diluted), $59 million lower than adjusted net earnings of $148 million ($0.43 per share adjusted and diluted) recorded in the first quarter of 2008. The decrease was due to lower earnings in the uranium and gold businesses, partially offset by improved results in the electricity business. Increased costs adversely affected uranium profits while the gold business was impacted by lower gold production and higher operating costs. Gross profit from electricity benefited from increased generation in the quarter.
Compared to the first quarter of 2008, exploration expenditures were $4 million higher, at $17 million, with uranium exploration expenditures up $2 million to $10 million (focused in Saskatchewan, Australia and Nunavut). Gold exploration expenditures at Centerra Gold Inc. (Centerra) were $7 million, an increase of $2 million compared to the first quarter of 2008.

[1]	Including changes in working capital.

[2]	Net earnings for the quarters ended March 31, 2008 and 2009 have been adjusted to exclude a number of items. Adjusted net earnings is a non-GAAP measure. For a description see “Use of Non-GAAP Financial Measures” on page 24.

In the first quarter of 2009, we recorded an income tax expense of $2 million, based on adjusted net earnings, compared to $14 million in the same period of 2008. Our effective income tax rate was 3% in the first quarter of 2009 compared to 8% in 2008.
In the first quarter of 2009, direct administration costs were $32 million, an increase of $2 million compared to 2008 due mainly to higher costs to maintain the workforce.
In the first quarter of 2009, stock-based compensation costs were $5 million compared to a recovery of $22 million in the first quarter of 2008. Late in 2008, we amended our stock option program and began accounting for our options using their fair value at the grant date. Under this method, our stock option expense is highly predictable. For this reason, we will not be adjusting our net earnings for stock option expense in 2009.

	Three months ended
	March 31
Administration ($ millions)	2009	2008
Direct administration	32	30
Stock-based compensation[1]	5	(22)

Total administration	37	8

[1]	Stock-based compensation includes amounts charged to administration under the stock option, deferred share unit, performance share unit and phantom stock option plans.
Quarterly Financial Results ($ millions except per share amounts)

	2009	2008				2007
Highlights	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	615	918	729	620	593	494	681	725
Net earnings	82	31	135	150	133	61	91	205
EPS — basic ($)	0.22	0.08	0.39	0.44	0.39	0.18	0.26	0.58
EPS — diluted ($)	0.22	0.08	0.39	0.42	0.37	0.17	0.25	0.55
Cash from operations[1]	177	340	109	113	146	57	450	155

[1]	Including changes in working capital. For more information on working capital changes, refer to note 11 of the first quarter unaudited consolidated financial statements.
Revenue of $615 million in the first quarter of 2009 was 33% lower than in the fourth quarter of 2008 due to decreased volumes in the uranium, fuel services and gold businesses.
Net earnings in the first quarter of 2009 were higher than in the fourth quarter of 2008 primarily due to mark-to-market losses on financial instruments in 2008. These losses related to the decline in the Canadian dollar relative to the US dollar in the fourth quarter of 2008. Results in the uranium and gold businesses were lower primarily due to the decline in sales volumes.
Results tend to fluctuate largely due to the timing of deliveries and product purchases in the uranium and fuel services businesses.

Cash Flow
In the first quarter of 2009, we generated $177 million in cash from operations compared to $146 million in the same period of 2008. The increase of $31 million was related mainly to a decrease in working capital requirements compared to the prior year.
Balance Sheet
At March 31, 2009, our total debt was $1,228 million, representing a decrease of $85 million compared to December 31, 2008. Included in the March 31, 2009 balance was $178 million, which represents our proportionate share of BPLP’s capital lease obligation. At March 31, 2009, our consolidated net debt to capitalization ratio was 12%, down from 23% at the end of 2008. The decrease was due largely to the issue of equity in the first quarter of 2009. During the quarter, we issued 26.7 million common shares for gross proceeds of approximately $460 million. See the section titled “Equity” in this MD&A for more information.
Compared to the end of 2008, our product inventories increased by $68 million due to increased inventories of conversion services and gold, as well as higher average carrying values for uranium.
At March 31, 2009, our consolidated cash balance totalled $656 million, with Centerra holding $195 million of this amount.
Foreign Exchange Update
During the quarter, the US dollar strengthened against the Canadian dollar from $1.00 (US) for $1.22 (Cdn) at December 31, 2008 to $1.00 (US) for $1.26 (Cdn) at March 31, 2009.
At March 31, 2009, we had foreign currency contracts of $1,100 million (US) and EUR 30 million.
The US currency contracts had a current average rate of $1.00 (US) for $1.17 (Cdn) at March 31, 2009, which reflects the original foreign exchange spot prices at the time contracts were entered into and includes net deferred gains.
At March 31, 2009, the mark-to-market loss on all foreign exchange contracts was $95 million compared to a $105 million loss at December 31, 2008.
Timing differences between the maturity dates and designation dates on previously closed hedge contracts may result in deferred revenue or deferred charges. At March 31, 2009, net deferred gains totalled $64 million. The schedule for net deferred gains to be released to earnings, by year, is as follows:

Deferred Gains (Charges)	2009	2010	2011
$ millions (Cdn)	26	33	5

OUTLOOK FOR THE YEAR 2009
Below is a table summarizing Cameco’s 2009 consolidated outlook as well as the outlook for each of our business segments. Updates from the outlook contained in the table disclosed in Cameco’s annual 2008 MD&A were made to the following items (in bold): consolidated revenue, uranium revenue, uranium sales volume, uranium unit cost of product sold, nuclear electricity revenue, nuclear electricity unit cost of product sold and gold capital expenditures.
2009 Financial Outlook1

Nuclear
2009 Outlook	Consolidated	Uranium	Fuel Services	Electricity	Gold
Revenue	Similar to 2008[2,3]	Decrease 2% to 5%[4,5]	Increase 5% to 10%	Decrease 5% to 10%[6]	—
Administration costs	Decrease 5% to 10%	—	—	—	—
Tax rate	5% to 10%	—	—	—	—
Sales volume	—	32 to 34 million lbs[7]	Decline slightly	—	—
Unit cost of product sold	—	Increase 15% to 20%[8]	—	Decrease slightly[9]	—
Capacity factor	—	—	—	About 90%	—
Production	—	20.1 million lbs	8 to 12 million kgU	—	720,000 to 770,000 oz
Capital expenditures	$367 million[10]	—	—	$38 million	$100 million (US)[11]

[1]	Cameco only provides outlook for the select items shown in the table. For all other items listed in the table, no outlook is provided.

[2]	This is the revenue outlook for the uranium, fuel services and nuclear electricity businesses and does not include gold.

[3]	Outlook contained in the annual 2008 MD&A table – revenue expected to decline slightly over 2008.

[4]	Based on a uranium spot price of $44.00 (US) per pound, reflecting the UxC spot price as of April 27, 2009.

[5]	Outlook contained in the annual 2008 MD&A table – revenue expected to decrease 5% to 10% over 2008.

[6]	Outlook contained in the annual 2008 MD&A table – revenue to increase by 2% to 5% over 2008.

[7]	Outlook contained in the annual 2008 MD&A table – sales volume expected to be 31 to 33 million pounds.

[8]	Outlook contained in the annual 2008 MD&A table – unit cost of product sold to increase by 5% to 10% over 2008. The unit cost of product sold, excluding purchases, is expected to rise by 5% to 10%, in line with our previous estimate.

[9]	Outlook contained in the annual 2008 MD&A table –unit cost of product sold to increase slightly.

[10]	Cameco’s consolidated outlook for capital expenditures does not include Bruce Power or Centerra capital expenditures.

[11]	Outlook contained in the annual 2008 MD&A table – capital expenditures to be $96 million (US).
Material changes, from those contained in our annual MD&A, have been made to the 2009 outlook for uranium sales volumes, revenue, unit cost of product sold and nuclear electricity revenue. These changes are discussed below. In addition, we are including our updated expected realized uranium price sensitivity table for 2009 to 2013 and an analysis of the sensitivity of Cameco’s results to changes in the US to Canadian dollar, uranium spot price, spot price for electricity and the gold spot price.
2009 Outlook for Uranium
In 2009, reported uranium sales volumes are expected to total 32 million to 34 million pounds U3O8 compared to the 31 to 33 million pounds previously reported due to new commitments entered into with deliveries in 2009. As a result, we now expect uranium revenue for 2009 to decrease 2% to 5% over 2008, which is less than the previously estimated decrease of 5% to 10%.
Our unit cost of product sold, excluding the impact of purchased material, is forecast to rise by 5% to 10% in 2009 compared to 2008, in line with the estimate provided in our annual MD&A. However, we expect to purchase additional uranium at prices substantially higher than our cost of production in order to take advantage of trading opportunities. Therefore, our overall cost of product sold is now forecast to increase by 15% to 20% over 2008 compared to the previous estimate of 5% to 10%. The supply interruption language in our contracts protects us from having to purchase in the event of a shortfall in planned production or deliveries under the highly enriched uranium agreement.
Uranium Price Sensitivity (2009 to 2013)
The prices shown in our expected realized uranium price sensitivity table are intended to provide the reader with a general indication of how Cameco’s expected realized prices for uranium may tend to vary with changes in market prices over the period 2009 to 2013.
The expected realized prices reported in this table may change from quarter to quarter based on changes in a number of variables, including:
•	new contracts entered into during the quarter,

•	variations in the actual spot price or long-term price during the most recent quarter from the price assumptions in the table published in the previous quarter,

•	changes in inflation assumptions,

•	changes in delivery plans from those assumed in the table published in the previous quarter as a result of requirements contracts or volume flexibility terms contained in some contracts, and

•	changes in the volume of uncommitted material.
Due to the number of variables affecting Cameco’s realized prices, we have made a simplifying assumption by setting the spot price at the levels noted, and calculating our expected realized prices accordingly. For example, under the $60.00 (US) spot price scenario, the calculation of realized prices assumes the spot price reaches $60.00 (US) at March 31, 2009, and remains at that level through 2013. Each column in the table should be read assuming the column header spot price remains constant for the entire five-year period. Actual realized prices in any given year will differ from what is shown in the table due to the fact that we are continually signing new contracts, with first deliveries generally beginning on average two to four years after contract signing.
Many of the contracts we are delivering into during the period 2009 to 2013 were finalized in 2003 to 2005 when industry market prices were in the range of about $11 to $31 (US) (see the table below for industry average uranium market prices from 2003 to 2008). To the extent these contracts are fixed at historic uranium prices or have low ceiling prices, they will yield lower prices than current market prices. As these older contracts expire over the next few years and we begin delivering into more contracts signed since 2006, our average realized price will benefit.

The table below outlines the industry average uranium market prices over the past few years which may help put our average realized prices into perspective.
Industry Average Uranium Market Prices ($US/lb U3O8)

	2003	2004	2005	2006	2007	2008
Spot price indicator	11.55	18.60	28.67	49.60	99.29	61.58
Long-term price indicator	12.10	21.00	30.66	49.90	90.83	82.50
The uranium price sensitivity table for the period 2009 to 2013 below has been updated to reflect our revised sales volume forecast, deliveries made and contracts entered into up to March 31, 2009.
Expected Realized Uranium Price Sensitivity Under Various Spot Price Assumptions
(Rounded to the nearest $1)
Current $US/lb U3O8

Spot
Price	$20	$40	$60	$80	$100	$120	$140
2009	33	35	39	41	44	47	50
2010	32	38	47	53	61	68	75
2011	35	40	49	56	63	71	79
2012	37	40	48	57	66	75	83
2013	45	48	57	67	78	88	97
This price table is forward-looking information and is based upon the material assumptions, and subject to the material risks, discussed under the heading “Caution Regarding Forward-Looking Information and Statements”, as well as the following key assumptions, and material risks which could cause actual prices to vary:
•	sales volume of 33 million pounds for 2009 (which has been adjusted for the accounting requirements of the product loan agreement) and a sales volume of about 30 million pounds for each year thereafter. Variations in our actual sales volume could lead to materially different results,
•	utilities take the maximum quantities allowed under their contracts, unless a delivery notice has been provided, which is subject to the risk that they take lower quantities resulting in materially different realized prices,
•	Cameco defers a portion of deliveries under contract for 2009 through 2011 as a result of exercising its rights under supply interruption provisions,
•	all volumes for which there are no existing sales commitments are assumed to be delivered at the spot price assumed for each scenario, which is subject to the risk that sales are at prices other than spot prices which could result in materially different realized prices,
•	the average long-term price indicator in a given year is assumed to be equal to the average spot price for that entire year. Fluctuations in the spot price or the long-term price during the course of a year could lead to materially different results, and
•	an inflation rate of 2.5%, but variations in the inflation rate could have a material impact on actual results.
The assumptions stated above, including our annual sales volumes and the price realized from them, are made solely for the purpose of the foregoing price table and do not necessarily reflect our views of anticipated results.
BPLP’s Outlook for 2009
Electricity revenue in 2009 is expected to decrease 5% to 10% over 2008 due to lower realized electricity prices compared to the 2% to 5% increase previously reported. Reduced industrial demand coupled with expanding supply and lower fossil fuel prices is expected to negatively impact electricity prices in Ontario for the remainder of 2009. However, output from the B reactors is protected by a floor price. Therefore, in 2009 BPLP expects to receive significant support payments from the province of Ontario under the BPLP restructuring agreement. These payments can be used to fund ongoing operations and obligations and are subject to repayment in future years in the event electricity prices increase and remain above the floor price. As a result, support payments are considered a source of financing and not revenue or cash provided by operations.
Foreign Exchange Sensitivity
At March 31, 2009, every one-cent increase/decrease in the US to Canadian dollar exchange rate would result in a corresponding increase/decrease in net earnings for the balance of the year of about $5 million (Cdn) related to unhedged exposures and about an $8 million (Cdn) decrease/increase related to mark-to-market exposure on hedges that are not eligible for hedge accounting.
Uranium Price Sensitivity (2009)
For 2009, a $10.00 (US) per pound change in the uranium spot price from $44.00 (US) per pound (reflecting the UxC spot price at April 27, 2009) would change revenue by $60 million (Cdn) and net earnings by $39 million (Cdn). This sensitivity is based on an expected effective exchange rate of $1.00 (US) being equivalent to about $1.21 (Cdn), which was the rate on April 27, 2009.
Electricity Price Sensitivity Analysis
As at March 31, 2009, BPLP had about 8.4 TWh under contract, which would represent about 42% of Bruce B generation at its planned capacity factor. For the remainder of 2009, a $1.00 per MWh change in the spot price for electricity in Ontario would change Cameco’s after-tax earnings from BPLP by about $3 million.
Gold Price Sensitivity Analysis
For 2009, a $25.00 (US) per ounce change in the gold spot price would change Cameco’s net earnings by about $5 million (Cdn). This sensitivity is based on an expected effective exchange rate of $1.00 (US) being equivalent to about $1.21 (Cdn), which was the rate on April 27, 2009.
The foregoing update to the outlook for the year 2009 contained in our annual MD&A for the year ended 2008, is forward-looking information and, except as stated in the footnotes above, is based upon the same key assumptions and subject to the same material risk factors that could cause results to differ materially which were discussed under the heading “Caution Regarding Forward-looking Information and Statements” in our annual MD&A. These include assumptions regarding production levels, purchases, sales volumes, costs and market prices, and the risk of variations in them; assumptions regarding competition levels, and the risk of significant increases in them; the risk of material adverse changes in foreign currency exchange rates and interest rates, and the assumption that they will remain constant or improve in our favour; the risk of unexpected or challenging geological, hydrological or mining conditions which deviate significantly from our assumptions regarding those conditions; political risks and the risk of adverse changes in government legislation, regulations and policies, which we have assumed will not occur; and the success and timely completion of planned development and remediation projects, and the risks associated with those projects.

Calculation of Saskatchewan Tiered Royalties
The following table provides the updated rates for 2009 Saskatchewan tiered royalty calculations on the sale of uranium extracted from our Saskatchewan mines. The 2009 rates were unavailable at the time of the publication of the annual MD&A.
The tiered royalty is calculated on the positive difference between the sales price per pound of U3O8 and the prescribed prices according to the following:

Canadian Dollar
Royalty Rate	Sales Price in Excess of:
6%	$17.83
Plus 4%	$26.73
Plus 5%	$35.65
For example, if Cameco realized a sales price of $45 per pound in Canadian dollars, tiered royalties would be calculated as follows (assuming all capital allowances have been reduced to zero):
[6% x ($45.00 – $17.83) x pounds sold] + [4% x ($45.00 – $26.73) x pounds sold] + [5% x ($45.00 -$35.65) x pounds sold] = $2.83 per pound sold (about 6.2% of the assumed $45 contract price).
We estimate that tiered royalties will reduce net earnings between $35 million and $40 million in 2009. We will be eligible for additional capital allowances once Cigar Lake commences production, at which time we do not expect to pay tiered royalties until the additional allowances are fully exhausted.
BUSINESS SEGMENT RESULTS
Cameco’s results come from four business segments:
•	Uranium
•	Fuel services
•	Nuclear electricity generation
•	Gold

URANIUM
Highlights

	Three months ended
	March 31
	2009	2008
Revenue ($ millions)	336	338
Gross profit ($ millions)	116	169
Gross profit %	34	50
Average realized price
($US/lb)	36.71	40.85
($Cdn/lb)	46.72	44.68
Sales volume (million lbs)[1]	7.1	7.4
Production volume (million lbs)	4.8	3.8

[1]	Revenue in the amount of $85 million on 2.6 million pounds previously deferred due to a standby product loan was recognized in the first quarter of 2008 as a result of the cancellation of a product loan agreement.
Uranium Results
First Quarter
Compared to the first quarter of 2008, revenue from our uranium business decreased by $2 million to $336 million due to a 4% decrease in reported sales volumes being largely offset by a 5% increase in the realized selling price (in Canadian dollars). The timing of deliveries of uranium products within a calendar year is at the discretion of customers. Therefore, our quarterly delivery patterns can vary significantly. The increase in the average realized price (in Canadian dollars) was related to higher prices under fixed-price contracts and a more favourable foreign exchange rate.
Our total cost of products and services sold, including depreciation, depletion and reclamation (DD&R), increased to $220 million in the first quarter of 2009 from $169 million in the first quarter of 2008 due to a 38% increase in the unit cost of product and services sold. Average unit costs of sales were negatively impacted by the carryover effect of lower production in 2008, recent purchases at near market prices, higher royalties and increased input costs. Purchases are made to gather market intelligence and where we identify trading opportunities.
Uranium Market Update
Uranium Spot Market
Outlined below are the industry average spot market prices (TradeTech and UxC) as at the dates specified.

	March 31/09	Dec 31/08	March 31/08	Dec 31/07

Average spot market price ($US/lbU3O8)	$42.00	$52.50	$71.00	$89.50

In the spot market, where purchases call for delivery within one year, the volume reported for the first quarter of 2009 was about 7 million pounds U3O8. This compares to 10 million pounds in the first quarter of 2008.
The spot U3O8 price started the first quarter at $52.50 (US) per pound and continued its decline reaching $42.00 (US) by March 31, 2009. During the quarter, sellers continued to lower prices to entice buyers into the market. The UxC spot price reached a low of $40.00 (US) on April 6, 2009 and has since rebounded to $44.00 (US) (reflecting the April month-end spot price).
Uranium Long-Term Market
Outlined below are the industry average long-term market price indicators (TradeTech and UxC) as at the dates specified.

	March 31/09	Dec 31/08	March 31/08	Dec 31/07

Average long-term market price ($US/lbU3O8)	$69.50	$70.00	$95.00	$95.00
Long-term contracts usually provide for deliveries to begin two to four years after contracts are finalized and use a number of pricing formulas including fixed prices adjusted by inflation indices and market referenced prices (spot and long-term indicators).
The long-term industry average price ended the first quarter at $69.50 (US) per pound, however, price offerings in the long-term contract market became somewhat more aggressive and as a result, the UxC April month-end long-term price declined to $65.00 (US). The price gap between the April spot and long-term prices is currently at $21.00 (US). The disparity between the spot and long-term price reflects the different fundamentals in each market. The spot market is thinly traded with small volumes resulting in large price movements. Today, the short-term requirements of most utilities are well covered. However, several years out, uncovered requirements grow, highlighting the need for new production to satisfy long-term demand.
Uranium Operations Update
Uranium Production

	Three months ended
Cameco’s share of	March 31		2009 planned
production (million lbs U3O8)	2009	2008	production[1]
McArthur River/Key Lake	3.6	3.1	13.1
Rabbit Lake	0.5	0.0	3.6
Smith Ranch/Highland	0.4	0.4	1.8
Crow Butte	0.2	0.2	0.7
Inkai	0.1	0.1	0.9

Total	4.8	3.8	20.1

[1]	See the section titled “Cameco’s Uranium Supply Outlook” in the annual MD&A for more information about the assumptions and risk factors associated with this production forecast, which remains unchanged from the forecast presented in our annual MD&A.

McArthur River/Key Lake
Cameco’s share of production of U3O8 at McArthur River/Key Lake during the first quarter was 3.6 million pounds compared to 3.1 million pounds produced in the same period of 2008. Production varies from quarter to quarter depending on the timing of planned mill shutdowns. In 2009, mill maintenance is planned for May, which will result in the mill being shutdown and lower production in the second quarter. Cameco’s share of production for 2009 is expected to be 13.1 million pounds.
At McArthur River, the freeze wall for zone 2, panel 5 continued to expand as planned. Zone 2, panel 5 is a new mining area under development with initial production anticipated in the latter part of 2009. By mid-2009, the ground should be sufficiently frozen to begin developing the raisebore chamber for this area.
Development of lower zone 4 continued as expected in the first quarter. Production from lower zone 4 is planned for 2010.
A technical report for McArthur River was completed in the first quarter of 2009 and is available on our website at cameco.com, on SEDAR at sedar.com, and on EDGAR at sec.gov/edgar.shtml.
Cameco wishes to correct the economic analysis for the McArthur River mine, contained in the McArthur River technical report, which underestimated the net present value (NPV) and internal rate of return (IRR) and calculated tiered royalties on the basis of 100% of production versus Cameco’s 69.805% share. Cameco does not consider this underestimation to have been material. The corrected estimated pre-tax NPV (10%), as at January 1, 2009, for Cameco’s share of the McArthur River mineral reserves is $2.95 billion (previously $2.69 billion). The corrected pre-tax IRR is estimated to be 13.6% (previously 13%).
The corrected economic analysis is based on Cameco’s ownership of 69.805% of the McArthur River joint venture and reflects the current mine plan and estimated mineral reserves only and does not incorporate any potential mining and milling of mineral resources. The estimated operating costs and production rate assumptions on which the economic analysis is based are set out in the McArthur River technical report.
A table setting out Cameco’s revised economic analysis for the McArthur River mine and a graph illustrating the project’s sensitivity to changes in grade, capital cost, operating cost and uranium prices are available on our website at cameco.com.
Cameco has a project underway to modify the effluent treatment process at Key Lake to reduce the levels of molybdenum and selenium discharged to the environment to very low concentrations. The Canadian Nuclear Safety Commission (CNSC) facility operating licence includes a condition for the Key Lake mill to implement an action plan to reduce the levels of these elements. Modifications to the mill effluent treatment process have been largely completed. We plan to continue optimizing the new process changes and will update the CNSC again in November 2009 with respect to the performance of the circuit.
As part of the revitalization plans for the Key Lake mill, Cameco intends to replace the acid, steam and oxygen plants. The CNSC has determined that the project to replace these plants requires a screening level environmental assessment. During the first quarter, Cameco submitted the draft environmental assessment study report and an application for construction of these plants for regulatory review and approval. Construction of these replacement plants is planned to start in 2009, subject to regulatory approvals.
Rabbit Lake
Rabbit Lake produced 0.5 million pounds U3O8 in the first quarter of 2009. As planned, the Rabbit Lake mill operated for only one month during the quarter. We expect to continue to see large variations in mill production from quarter to quarter as we manage ore supply to ensure efficient operation of the mill.
At the Rabbit Lake mill, construction work was substantially completed for the project to reduce molybdenum and selenium in the mill effluent. Commissioning of this new circuit is now underway and will continue through the second quarter.
Construction work for the expansion of the Rabbit Lake in-pit tailings management facility was completed in the first quarter. Commissioning of the expanded facility is planned to commence in the third quarter of 2009.
Smith Ranch-Highland and Crow Butte
Smith Ranch-Highland and Crow Butte in situ recovery (ISR) mines, located in Wyoming and Nebraska, collectively produced 0.6 million pounds U3O8 in the first quarter 2009, the same as production in the first quarter of 2008.
The Bureau of Land Management has unexpectedly requested an environmental assessment for a satellite facility at Reynolds Ranch. Cameco is preparing an environmental assessment and has also submitted a permit revision to the Wyoming Department of Environmental Quality. Previously, the US Nuclear Regulatory Commission (NRC) had issued a licence for this operation.
The NRC and Nebraska Department of Environmental Quality continue the review process for the expansion and relicensing of the Crow Butte operation in Nebraska.
The operating environment in the US for Cameco’s ISR facilities continues to become more complex as a result of increased public interest and regulatory oversight. The increasing complexity may have a negative impact on our ISR operations in the US, including our future plans to increase production.
Cigar Lake
Cameco continues to make progress in remediating the inflow that occurred August 12, 2008 during an initial attempt to dewater the underground workings. The remediation of the inflow is still expected to take most of 2009. Dewatering will follow.
The August 2008 inflow came from a fissure located in the top of a tunnel on the 420 metre level. Drilling of holes from surface to allow placement of concrete and grout is proceeding well. In addition, the work on the 420 metre level to remove pipes, doors, ventilation ducting, loose sand and other miscellaneous items using submersible, remotely operated vehicles is proceeding in line with estimates.

At shaft 2, dewatering has been completed including the installation of electrical, ventilation and pumping infrastructure. Completion of shaft 2 will be integrated with the overall mine remediation.
We will provide new estimates of the planned production date and capital cost after the mine has been dewatered, the condition of the underground has been evaluated, and the resulting information has been incorporated in a new mining plan.
Inkai
During the first quarter of 2009, the wellfields at blocks 1 and 2 produced about 0.1 million pounds of U3O8 for Cameco’s account. Wellfield development continues to advance in both blocks 1 and 2, with improved performance observed at most of the wellfields.
We continue to expect commercial production in 2009, once all the processing facilities have been fully completed and commissioned. This is subject to the availability of acid as noted below.
In 2009, sulfuric acid is being procured from two separate suppliers. While the deliveries of acid to the site in 2009 are somewhat behind expectations, the situation has significantly improved over 2008. The project continues to receive an adequate supply to acidify the wellfields.
In our annual information form, we describe the Kazakh tax regime that applies for the purpose of determining the taxes and other governmental charges payable by Inkai. A new tax code became law on January 1, 2009. We are in discussions with the Ministry of Energy and Mineral Resources over this matter and are assessing the impact of the new tax code.
Uranium Exploration Update
Saskatchewan Exploration
Significant diamond drilling was completed on ten Saskatchewan projects during the first quarter, with approximately 40,000 metres drilled in 86 holes.
Drilling undertaken on the Rabbit Lake project encountered significant new mineralization 700 metres east-northeast of the boundaries of the existing mine. At McArthur River, testing of the regional P2 fault structure south of the mine in an untested area intersected low-grade mineralization. Further summer drilling is planned for McArthur River, while follow-up on the Rabbit Lake drilling requires access to the lake and will be deferred until the winter of 2010.
Winter drilling on regional targets produced positive results on several other projects. On the Dawn Lake project, testing of the southern edge of the Tamarack deposit included drilling regional targets at La Rocque Lake and Thorburn Lake. Work on the Read Lake project continued to intersect elevated radioactivity and weak mineralization. At the Virgin River project, four drill holes were completed, testing the northern end of the Centennial zone with all holes mineralized. The Centennial zone mineralization remains open on both sections tested this winter.

Canadian Exploration
The only field activity completed during the first quarter outside of Saskatchewan was on the Otish project in Quebec, where two diamond drill holes were completed. No significant results are reported.
Global Exploration
Australia
In February, we opened an office in Perth, Western Australia, as part of our program to advance the Kintyre deposit. A number of permit applications were prepared that will allow the installation of a field camp, and diamond drilling on the project to commence. The objective is to define a resource in compliance with NI 43-101 and move the project along the path to production.
In the Northern Territory, permitting and environmental work was carried out on the Angela project. Drilling will begin in the second quarter. In addition to community consultation efforts, a variety of environmental baseline studies have been initiated, which will continue throughout the year.
FUEL SERVICES
Highlights

	Three months ended
	March 31
	2009	2008
Revenue ($ millions)	54	59
Gross profit ($ millions)	7	3
Gross profit %	14	5
Sales volume (million kgU)[1]	1.9	3.4
Production volume (million kgU)[2]	2.1	2.1

[1]	Kilograms of uranium (kgU).

[2]	Production volume includes UF6, UO2, fuel fabrication, and UF6 supply from Springfields Fuels Ltd. (SFL).
Fuel Services Results
First Quarter
In the first quarter of 2009, revenue from our fuel services business was $54 million, a decrease of $5 million compared to the same period in 2008 due to a decrease in reported sales volumes, partially offset by an increase in the average realized price. The timing of deliveries of fuel services within a calendar year is at the discretion of customers. Therefore, our quarterly delivery patterns can vary significantly.
Total cost of products and services sold, including DD&R, decreased to $47 million in the first quarter from $56 million for the same period in 2008. The cost of products sold in both 2009 and 2008 were impacted by the curtailment of the Port Hope UF6 conversion plant. In 2009, the plant was shutdown due to the unavailability of hydrofluoric acid (HF), while in 2008 operations were suspended to allow for the clean up of contaminated soil. All costs associated with the UF6 conversion plant were expensed as incurred in the first quarter of each year (2009 — $11 million; 2008 — $14 million).
UF6 Conversion Market Update
Spot market UF6 conversion prices remained steady over the quarter. Outlined below are the industry average spot market prices (TradeTech and UxC) for North American and European conversion services as at the dates specified.

	March 31/09	Dec 31/08	March 31/08	Dec 31/07
Average spot market price ($US/kgU)
• North America	8.50	8.50	9.00	8.75
• Europe	9.75	9.75	10.00	10.25
Long-term market UF6 conversion prices remained steady over the quarter. Outlined below are the industry average long-term prices (TradeTech and UxC) for North American and European conversion services as at the dates specified.

	March 31/09	Dec 31/08	March 31/08	Dec 31/07
Average long-term price ($US/kgU)
• North America	12.25	12.25	12.25	12.25
• Europe	13.38	13.38	13.00	13.00
Fuel Services Operations Update
Production
Refining
At our Blind River refinery, we produced 3.6 million kgU in the first quarter of 2009 compared to 3.2 million kgU for the first quarter of 2008.
Conversion Services and Fuel Manufacturing
Our Port Hope conversion services, fuel manufacturing production and SFL supply totalled 2.1 million kgU in the first quarter of 2009, the same as in the first quarter of 2008. UF6 production in Port Hope was suspended in the first quarter of both 2008 and 2009.
Cameco continues discussions to broaden our sources of HF at economically sustainable prices following a dispute under its previous supply contract. We plan to resume UF6 production in the second half of 2009 once new HF supply contracts have been finalized and all logistics are in place.
Cameco has suspended construction of the slightly enriched uranium (SEU) production line at the request of Bruce Power. Bruce Power is considering its alternatives.

The Port Hope conversion facility project proposes to clean up and modernize the Port Hope conversion facility. The federal Minister of Environment has approved the guidelines for this project based on the CNSC’s recommendation that a comprehensive environmental assessment is the appropriate process for the project. A licence amendment will be required following acceptance of the environmental assessment. Design and preliminary engineering for the project are continuing.
NUCLEAR ELECTRICITY GENERATION
Highlights
Bruce Power Limited Partnership (100% basis)

	Three months ended
	March 31
	2009	2008
Output — terawatt hours (TWh)	6.8	5.1
Capacity factor (%)[1]	97	72
Realized price ($/MWh)	52	56
Average Ontario electricity spot price ($/MWh)	43	50
($ millions)
Revenue	355	285
Operating costs[2]	207	241
Cash costs	175	212
— operating & maintenance	123	167
— fuel	23	16
— supplemental rent[3]	29	29
Non cash costs (amortization)	32	29
Income before interest and finance charges	148	44
Interest and finance charges	1	20
Earnings before taxes	147	24
Cash from operations	102	90
Capital expenditures	12	18
Operating costs ($/MWh)	30	47
Distributions	105	105

[1]	Capacity factor for a given period represents the amount of electricity actually produced for sale as a percentage of the amount of electricity the plants are capable of producing for sale.

[2]	Net of cost recoveries.

[3]	Supplemental rent is about $28.3 million per operating reactor for 2009.
In the first quarter of 2009, BPLP generated cash from operations of $102 million compared to $90 million in the first quarter of 2008. The increase reflects higher revenues, output and lower costs, partially offset by lower prices and increased working capital requirements.
BPLP distributed $105 million to the partners in the first quarter, with Cameco’s share being $33 million. The partners have agreed that excess cash is to be distributed on a monthly basis and that separate cash calls will be made for major capital projects.

Cameco’s Earnings from BPLP

	Three months ended March 31
($ millions)	2009	2008
BPLP’s earnings before taxes (100%)	147	24
Cameco’s share of pre-tax earnings before adjustments	46	8
Proprietary adjustments	(2)	(2)
Pre-tax earnings from BPLP	44	6
First Quarter
Earnings Before Taxes
Cameco’s pre-tax earnings from BPLP amounted to $44 million during the first quarter compared to $6 million for the same period in 2008. This increase in 2009 was due to improved generation and revenue, and lower costs as there were no planned outages during the quarter.
Output
BPLP achieved a capacity factor of 97% in the first quarter of 2009 compared to 72% in the same period of 2008. During the first quarter of 2009, the BPLP units generated 6.8 TWh of electricity compared to 5.1 TWh in 2008.
Revenue and Realized Price
For the first quarter of 2009, BPLP’s electricity revenue increased to $355 million from $285 million over the same period in 2008 due to higher output, partially offset by a $4 per MWh decrease in the realized price.
The realized price achieved from a mix of contract and spot sales averaged $52 per MWh in the quarter, which was 7% lower than the realized price last year. During the quarter, the Ontario electricity spot price averaged $43 per MWh compared to $50 per MWh in the first quarter of 2008. Electricity prices in the Ontario market have been trending lower due primarily to reduced industrial demand and increased generation. Output from the B reactors is protected by a floor price of approximately $48.40 per MWh, which is adjusted annually for inflation.
To reduce its exposure to spot market prices, BPLP has a portfolio of fixed-price sales contracts. During the first quarter of 2009, about 64% of BPLP output was sold under fixed-price contracts, up from the 55% level during the same period in 2008.
Costs
Operating costs (including amortization) were $207 million in the first quarter of 2009, down 14% compared to the same period of 2008 due to an absence of planned outages in the first quarter of 2009. About 95% of BPLP’s operating costs are fixed. As such, most of the costs are incurred whether the plant is operating or not. On a per MWh basis, the operating cost in the first quarter of 2009 was $30 compared to $47 in the first quarter of 2008.

GOLD
Cameco owns approximately 53% of Centerra, which is listed on the Toronto Stock Exchange under the symbol CG. Centerra owns and operates two gold mines: Kumtor, which is located in the Kyrgyz Republic and Boroo located in Mongolia.
Financial Highlights

	Three months ended
	March 31
	2009	2008
Revenue ($ millions)	122	113
Gross profit ($ millions)	2	44
Gross profit %	2	39
Realized price ($US/ounce)	915	909
Sales volume (ounces)	108,000	124,000
Gold production (ounces)[1]	103,000	120,000

[1]	Represents 100% of production from the Kumtor and Boroo mines.
Gold Results
First Quarter
For the three months ended March 31, 2009, revenue from our gold business increased by $9 million to $122 million compared to the first quarter of 2008. The increase in revenue was due mainly to a change in the US/Cdn foreign exchange rate. In terms of US dollars, revenues in the first quarter of 2009 declined to $98 million from $113 million in the first three months of 2008 due to lower sales volumes in the quarter.
Centerra’s operating costs increased during the quarter compared to the first quarter of 2008 mainly as a result of the till depressurization and dewatering programs, which commenced in late 2008, as well as increased activity levels and cost of supplies.
Centerra produced 103,000 ounces of gold in the first quarter of 2009, which was 17,000 ounces less than the 120,000 ounces of gold reported in 2008. Reduced output at the Kumtor mine saw production decrease to 63,000 ounces from 75,000 ounces in 2008 as the result of a lower ore grade, averaging 1.9 g/t in the first quarter of 2009 compared to the 2.4 g/t milled in the same quarter of 2008. Production was also lower at the Boroo mine, amounting to 40,000 ounces compared to 45,000 a year earlier, due to a lower ore grade, averaging 2.3 g/t compared to 2.7 g/t in 2008.
The average spot market gold price during the first quarter of 2009 was $908 (US) per ounce, a decrease of 2% compared to $927 (US) per ounce in the first quarter of 2008.

Political Update
Kyrgyz Republic
On April 24, 2009, we announced that Cameco, Centerra and the Kyrgyz government signed an agreement resolving all of the outstanding issues with respect to the Kumtor gold mine. The agreement has now been approved by Centerra and Cameco’s boards of directors, the government of Kyrgyzstan and ratified by the Parliament of the Kyrgyz Republic. Cameco has agreed to transfer to the government between 14.1 and 25.3 million common shares of Centerra, which are to be released to the government upon the satisfaction of certain conditions, including if Cameco’s interest in Centerra falls below 10.8 million common shares. Until that time, Cameco retains voting control over approximately 52.7% of the issued and outstanding shares of Centerra and will continue to fully consolidate the financial results of Centerra. Following closing of the transactions contemplated by the agreement and upon satisfaction of all the conditions to the transfer of shares by Cameco, the Kyrgyz Republic could own up to 33% of Centerra, Cameco at least 37.8% and the balance, 29.2%, will be held by the remaining shareholders.
Cameco’s estimate of the loss related to this agreement is to be based on Centerra’s share price at the end of each reporting period. At March 31, 2009, the pre-tax loss was estimated to be $113 million and a recovery of $17 million, after tax, was recorded in the first quarter of 2009 to reduce the amount provided in prior years.
For more information see our news releases dated April 24, 2009 and April 30, 2009 and note 12 of our first quarter unaudited consolidated financial statements.
LIQUIDITY AND CAPITAL RESOURCES
Credit Ratings
There has been no change to Cameco’s credit ratings as discussed in our annual MD&A.
Equity
On March 5, 2009, Cameco completed a public offering of 26.7 million common shares of Cameco at a price of $17.25 per common share for gross proceeds of approximately $460 million.
Cameco intends to use the net proceeds of approximately $440 million from the offering to strengthen its capital position and enhance its financial flexibility to allow it to take advantage of opportunities that may emerge from the current industry environment, and for general corporate purposes.

Debt
In addition to cash from operations, debt is used to provide liquidity. Cameco has sufficient borrowing capacity to meet its current requirements with unsecured lines of credit totalling about $1,623 million, which include the following facilities:
Cameco may borrow directly from investors by issuing up to $400 million in commercial paper. At March 31, 2009, there was $236 million outstanding under the commercial paper program.
Cameco has in place a $500 million, unsecured revolving credit facility that matures November 30, 2012. Upon mutual agreement, the facility can be extended for an additional year on the anniversary date. In addition to direct borrowings under the facility, up to $100 million can be used for the issuance of letters of credit and up to $400 million may be allocated to provide liquidity support for the company’s commercial paper program referred to above. The facility ranks equally with all of Cameco’s other senior debt. At March 31, 2009, there was no amount outstanding under this credit facility.
Cameco has in place a $500 million, unsecured revolving credit facility, maturing June 16, 2010, and extendable for an additional 364-day term upon mutual agreement with the lenders. The facility ranks equally with all of Cameco’s other senior debt. At March 31, 2009, there was $336 million (US) outstanding under this credit facility.
Cameco also has a $100 million unsecured revolving credit facility, maturing February 5, 2010, and extendable for two additional 364-day terms upon mutual agreement with the lender. There was no amount outstanding under this credit agreement.
Various financial institutions have entered into agreements to provide Cameco up to approximately $523 million in short-term borrowing and letters of credit. These facilities are predominantly used to fulfill regulatory requirements to provide financial assurance for future decommissioning and reclamation of our operating sites and as overdraft protection. At March 31, 2009, outstanding letters of credit amounted to $519 million.
Cameco has issued a promissory note payable to GE-Hitachi Global Laser Enrichment, LLC (GLE) in the amount of $73 million (US) to support future development of this business.
Debt Covenants
Cameco is bound by certain covenants in its general credit facilities. The financially related covenants place restrictions on total debt, including guarantees, and set minimum levels of net worth. As at March 31, 2009, Cameco met these financial covenants and does not expect its operating and investment activities in 2009 to be constrained by them.
Contractual Cash Obligations
There have been no material changes to Cameco’s contractual cash obligations since December 31, 2008, including payments due for the next five years and thereafter. For further information on these contractual obligations, refer to our annual MD&A.

For further information regarding commitments and contingencies, refer to notes 8, 12 and 13 for the period ended March 31, 2009 of our unaudited consolidated financial statements.
Commercial Commitments
There have been no material changes to Cameco’s commercial commitments since December 31, 2008. For further information on these commercial commitments, refer to our annual MD&A.
OUTSTANDING SHARE DATA
At March 31, 2009, there were 392,456,023 common shares and one Class B share outstanding. In addition, there were 8,403,784 stock options outstanding with exercise prices ranging from $5.88 to $54.50 per share.
CONTROLS AND PROCEDURES
As of March 31, 2009, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon that evaluation and as of March 31, 2009, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports the company files and submits under applicable securities laws is recorded, processed, summarized and reported as and when required and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
There has been no change in our internal control over financial reporting during the quarter ended March 31, 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
CHANGES IN ACOUNTING POLICY
NEW ACCOUNTING PRONOUNCEMENTS
Goodwill and Intangible Assets
Effective January 1, 2009, Cameco adopted the new Canadian standard, Handbook Section 3064, Goodwill and Intangible Assets, which replaces Handbook Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. The standard introduces guidance for the recognition, measurement and disclosure of goodwill and intangible assets, including internally generated intangible assets. The standard harmonizes Canadian standards with International Financial Reporting Standards and applies to annual and interim financial statements for fiscal years beginning on or after October 1, 2008. The new standard had no significant impact on our consolidated financial statements.

International Financial Reporting Standards (IFRS)
The Accounting Standards Board has announced that Canadian publicly accountable enterprises will be required to adopt IFRS effective January 1, 2011. Although IFRS employs a conceptual framework that is similar to Canadian GAAP, there are significant differences in recognition, measurement and disclosure. Cameco has undertaken a project to assess the potential impacts of the transition to IFRS and has established a project team led by management to plan for and achieve a smooth transition to IFRS. The team has developed a detailed project plan to ensure compliance with the new standards. Regular progress reports on the status of Cameco’s IFRS implementation project are provided to senior management and to the audit committee of the board. A major public accounting firm has been engaged to provide technical accounting advice and project management guidance in the conversion to IFRS.
Cameco’s implementation project consists of three principal phases:
Phase 1: Preliminary Study and Diagnostic – This phase included performing a high-level impact assessment to identify key areas that may be impacted by the adoption of IFRS. This analysis is complete and resulted in prioritization of areas to be evaluated in the next phase of the project plan. The information obtained from the assessment was also used to develop a detailed plan for convergence and implementation. During phase 1, an analysis was also performed to assess whether information technology systems used to collect and report financial data required modification in order to meet new reporting requirements under IFRS.
Phase 2: Detailed Component Evaluation – In this phase, further evaluation of the financial statement areas impacted by IFRS will be completed. This will involve a more detailed, systematic gap analysis of accounting and disclosure differences between Canadian GAAP and IFRS. This detailed assessment will facilitate final decisions around accounting policies and overall conversion strategy. This phase also involves specification of changes required to existing business processes.
Phase 3: Embedding – This phase includes execution of changes to business processes impacted by Cameco’s transition to IFRS and formal approval of recommended accounting policy changes. Also included in this phase is the delivery of necessary IFRS training to Cameco’s audit committee of the board, board of directors and staff. This phase will culminate with the collection of financial information necessary to compile IFRS compliant financial statements and audit committee approval of IFRS financial statements commencing in 2011.
Cameco completed phase 1 in June 2008 and is now in the detailed component evaluation phase. Cameco’s analysis of the areas that may be impacted by the adoption of IFRS has identified a number of differences. We are currently assessing the impact of the adoption of IFRS on our results of operations, financial position and financial statement disclosures. In addition, we continue to assess the impact of the conversion on internal controls over financial reporting and disclosure controls and procedures. Cameco has and will continue to invest in training and resources throughout the transition period.

USE OF NON-GAAP FINANCIAL MEASURES
Adjusted net earnings, a non-GAAP measure, should be considered as supplemental in nature and not a substitute for related financial information prepared in accordance with GAAP. Consolidated net earnings are adjusted in order to provide a more meaningful basis for period-to-period comparisons of the financial results. The following table outlines the adjustment to net earnings.
Adjusted Net Earnings

	Three months ended
	March 31
($ millions)	2009	2008
Net earnings (per GAAP)	82	133
Adjustments (after tax)
Loss (gain) on restructuring of the gold business	(17)	9
Stock option expense (recovery)[1]	—	(16)
Losses (gains) on financial instruments	24	22

Adjusted net earnings	89	148

[1]	Late in 2008, we amended our stock option program and began accounting for our options using their fair value at the grant date. Under this method, our stock option expense is highly predictable. For this reason, we will not be adjusting our net earnings for stock option expense in 2009.
QUALIFIED PERSONS
The disclosure of scientific and technical information regarding the following Cameco properties in this MD&A were prepared by or under the supervision of the following qualified persons for the purpose of National Instrument 43-101:

Qualified Persons	Properties
• David Bronkhorst, general manager, McArthur River operation, Cameco	McArthur River/
• Les Yesnik, general manager, Key Lake operation, Cameco	Key Lake
• Grant Goddard, general manager, Cigar Lake project, Cameco	Cigar Lake
• Ian Atkinson, vice-president, exploration, Centerra Gold	Kumtor

CAUTION REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS
Statements contained in this MD&A which are not current statements or historical facts are “forward-looking information” (as defined under Canadian securities laws) and “forward-looking statements” (as defined in the US Securities Exchange Act of 1934, as amended) which may be material and that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by them. Sentences and phrases containing words such as “believe”, “estimate”, “anticipate”, “plan”, ”outlook”, “predict”, “goals”, “targets”, “projects”, “may”, “hope”, “can”, “will”, “shall”, “should”, “expect”, “intend”, “is designed to”, “continues”, “with the intent”, “potential”, “strategy” and the negative of these words, or variations of them, or comparable terminology that does not relate strictly to current or historical facts, are all indicative of forward-looking information and statements. Examples of forward-looking information and statements include, but are not limited to: our consolidated outlook for the year 2009 and related discussion; price sensitivity analysis for uranium, electricity and gold; future earnings sensitivity to changes in the exchange rate; uranium price sensitivity table for 2009 to 2013 and related discussion; our expected uranium production quantities for 2009; the expected date for completion of sealing the 2008 water inflow at Cigar Lake; our forecast that Inkai will achieve commercial production in 2009; the target date for resumption of UF6 production at Port Hope; Cameco’s anticipated use of the proceeds from the March 2009 equity issuance; and our expectation that Cameco’s operating and investing activities in 2009 will not be constrained by the financial covenants in our general credit facilities.
The material risk factors that could cause actual results to differ materially from the forward-looking information and statements contained in this MD&A and the material risk factors or assumptions that were used to develop them include, without limitation: our assumptions regarding production levels, sales volumes, purchases and prices, which are subject to the risk of being materially lower than anticipated; the risk of volatility and sensitivity to market prices for uranium, conversion services, electricity in Ontario and gold, which we have assumed will remain relatively constant; the assumption regarding the B units of BPLP reaching their targeted capacity factor and that there will be no significant changes in current estimates for costs and prices, and the risk that those assumptions vary adversely; the risk of significant increases in competition levels, which we have assumed will remain constant or decline; the risk of material adverse changes in foreign currency exchange rates, interest rates and costs, including capital costs, which we have assumed will remain constant or improve in our favour; we assume capital is available and that is subject to the risk that our assumption is incorrect; our assumptions regarding production, cost, remediation, decommissioning, reclamation, mineral reserve and tax estimates, and the risk that our assumptions are incorrect; the risk of material litigation or arbitration proceedings (including as the result of disputes with governments (including tax authorities), suppliers, customers or joint venture partners) and the adverse outcome of such proceedings, which we have assumed will not occur; the risk we may not be able to enforce legal rights which we have assumed to be enforceable; our assumption that there are no material defects in title to properties, and the risk that such defects occur; environmental and safety risks including increased regulatory burdens, long-term waste disposal and the risk of uranium and production associated chemicals affecting the soil at the Port Hope and other sites which we have assumed will not adversely affect us; unexpected or challenging geological, hydrological or mining conditions which deviate significantly from our assumptions regarding those conditions; political risks arising from operating in certain developing countries, including the risks of nationalization, terrorism and sabotage, which we have assumed will not occur; the risk of adverse changes in government legislation, regulations and policies (including new legislation in Kazakhstan allowing the government to renegotiate previously signed agreements and the new tax code), which we have assumed will not occur; the assumed demand level for nuclear power and the risk that the actual demand level will be significantly lower; the risk of uranium and conversion service providers failure to fulfill delivery commitments or to require material amendments to agreements relating thereto, which we have assumed will not occur; failure to obtain or maintain necessary permits and approvals from government authorities, which we have assumed may be obtained and maintained; the risk of natural phenomena including inclement weather conditions, fire, flood, underground floods, earthquakes, pitwall and tailings dam failures, and cave-ins, which we have assumed will not occur; our assumptions regarding the ability of the company’s and customers’ facilities to operate without disruption, including as a result of strikes, lockouts or other causes and the risk that such disruptions may occur; assumptions regarding the availability of reagents, equipment, operating parts, and supplies critical to production (including the availability of acid at the company’s operations in Kazakhstan and hydrofluoric acid at the company’s Port Hope operations), and the risk that they may not be available at a reasonable cost; our assumed level of electrical production, and the risk that actual levels may be lower due to planned outages extending beyond their scheduled periods or unplanned outages; assumptions regarding uranium spot prices, gold spot prices and the US/Canadian spot exchange rate, which are subject to the risk of fluctuations that would be materially adverse to us; the assumptions and risk factors regarding uranium price sensitivity set out under the heading “ Uranium Price Sensitivity (2009 to 2013)”; the schedule for the development and rampup of production from Inkai is achieved, which is subject to the risk of delay; the successful transition to new mining areas at McArthur River commencing in 2009, which is subject to various expected and unanticipated risks; the success and timely completion of planned development and remediation projects, including the remediation of and return to pre-flood construction at Cigar Lake, and the risk of delay or ultimate lack of success; the risk of a significant decline in general economic conditions, which we have assumed will not occur; our assumption that the proceeds of the March 2009 equity issuance can be successfully used as described above, which is subject to the risk that actual developments may differ as a result of risks relating to market conditions and global, political and economic uncertainties; and other development and operating risks.
There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. These factors are not intended to represent a complete list of the material risk factors that could affect Cameco. Additional risk factors are noted in Cameco’s current annual information form and current annual MD&A.
The forward-looking information and statements included in this MD&A represent Cameco’s views as of the date of this MD&A and should not be relied upon as representing Cameco’s views as of any subsequent date. While Cameco anticipates that subsequent events and developments may cause its views to change, Cameco specifically disclaims any intention or obligation to update forward-looking information and statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable securities laws. Forward-looking information and statements contained in this MD&A about prospective results of operations, financial position or cash flows that are based upon assumptions about future economic conditions and courses of action is presented for the purpose of assisting Cameco’s shareholders in understanding management’s current views regarding those future outcomes, and may not be appropriate for other purposes.
There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could vary, or differ materially, from those anticipated in them. Further, expected future production estimates are inherently uncertain, particularly in the latter years of the forecast, and could materially change over time. Accordingly, readers of this MD&A should not place undue reliance on forward-looking information and statements. Forward-looking information and statements for time periods subsequent to 2009 involve greater risks and require longer-term assumptions and estimates than those for 2009, and are consequently subject to greater uncertainty. Therefore, the reader is especially cautioned not to place undue reliance on such long-term forward-looking information and statements.
ADDITIONAL INFORMATION
Additional information on Cameco, including its annual information form, is available on SEDAR at sedar.com and the company’s website at cameco.com.
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